Exhibit 99.1

Press

Release

Contact:	Daniel E. Smith, Senior Vice President, General Counsel & Corporate Secretary dsmith@ctorealtygrowth.com
Phone:	(386) 944-5632
Facsimile:	(386) 274-1223
FOR IMMEDIATE RELEASE	CTO Realty Growth BOARD APPROVES REORGANIZATION FOR REIT QUALIFICATION

DAYTONA BEACH, Fla. – September 3, 2020 – CTO Realty Growth, Inc. (NYSE American: CTO) (the “Company”) announced today that its Board of Directors has unanimously approved a plan for the Company to elect to be subject to tax as a real estate investment trust (“REIT”) for U.S. federal income tax purposes commencing with its taxable year ending December 31, 2020. The move is the latest step by the Company to further its ownership and investment focus primarily on commercial real estate assets in various sectors, including retail and office, and to position itself for growth.

In accordance with certain tax rules applicable to REIT conversions, the Company plans to make a one-time special distribution to the Company’s shareholders of its previously undistributed earnings and profits attributable to the taxable periods ended on or prior to December 31, 2019 (the “Special Distribution”). Based on its preliminary analysis, the Company currently estimates that the aggregate amount of the Special Distribution will be between $46 and $54 million. The Company expects to pay the Special Distribution in a combination of cash and common stock, with each shareholder being permitted to elect to receive the shareholder’s entire entitlement under the Special Distribution in either cash or common stock, subject to the cash limitation described below.

The total amount of cash payable in the Special Distribution will be subject to a limit based on the aggregate amount of the Special Distribution. The cash limitation will in no event be less than 10% of the aggregate amount of the Special Distribution (without regard to any cash that may be paid in lieu of fractional shares). If the total amount of cash elected by the Company’s shareholders exceeds the cash limitation, then the available cash will be prorated among those shareholders that elected to receive cash.

The Company expects that the Special Distribution will be declared in the fourth quarter of 2020 and paid in December 2020. The details and tax consequences of the Special Distribution will be described in the election form and accompanying materials that will be mailed to shareholders in connection with the Special Distribution.

To qualify as a REIT, the Company must annually distribute to the Company’s shareholders an amount at least equal to 90% of the Company’s REIT taxable income (determined without regard to the dividends paid deduction and excluding any net capital gains). Generally, the Company expects to distribute all or substantially all of the Company’s REIT taxable income, including net capital gains, so as to not be subject to the income or excise tax on undistributed REIT taxable income. The Company has paid, and intends to continue to pay, quarterly dividends to comply with the regular REIT distribution requirement.

Mr. John P. Albright, President and Chief Executive Officer of the Company, stated, “We believe the advantages of converting to a REIT are numerous and include, among others, the ability to reduce meaningfully our federal income tax expense in 2020 and in future years, and increase meaningfully the amount of the regular quarterly cash dividend we pay to our shareholders. As a REIT, we expect to distribute to our shareholders all or substantially all of our REIT taxable income. Given the recent growth in our income property portfolio, we believe the amount of our expected quarterly cash distribution will be significantly higher than in previous quarters. We also believe that converting to a REIT will allow us to attract capital from dedicated REIT investors, particularly in light of the quality of our income property portfolio and our expected dividend yield.”

In connection with the REIT conversion, the Company intends to undertake a merger (the “Proposed Merger”) with CTO NEWCO REIT, Inc., a newly formed, wholly owned subsidiary of the Company (“NEWCO”), pursuant to which the surviving entity will be a corporation organized in the state of Maryland that will be renamed “CTO Realty Growth, Inc.” and whose charter will include certain standard REIT ownership limitations and transfer restrictions applicable to its capital stock. The Proposed Merger is expected to be completed in the fourth quarter of 2020, subject to, among other things, the approval by the Company’s shareholders. The Company expects to hold a special meeting of shareholders in the fourth quarter of 2020 for the purpose of approving the Proposed Merger.

In connection with the REIT conversion and the Proposed Merger, NEWCO intends to apply to list its common stock on the New York Stock Exchange (the “NYSE”) under the Company’s current ticker symbol, “CTO.”

About CTO Realty Growth, Inc.

CTO Realty Growth, Inc. is a Florida-based publicly traded real estate company, which owns income properties comprised of approximately 2.3 million square feet in diversified markets in the United States and an approximately 23.5% interest in Alpine Income Property Trust, Inc., a publicly traded net lease real estate investment trust (NYSE: PINE). Visit our website at www.ctorealtygrowth.com.

We encourage you to review CTO’s most recent investor presentations which are available on its website at www.ctorealtygrowth.com.

Forward-Looking Statements

Certain statements contained in this press release (other than statements of historical fact) are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements can typically be identified by words such as “believe,” “estimate,” “expect,” “intend,” “anticipate,” “will,” “could,” “may,” “should,” “plan,” “potential,” “predict,” “forecast,” “project,” and similar expressions, as well as variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding our expectation to elect REIT status, the timing and effect of that election, the form, timing and amount of the Special Distribution, our expectation regarding the declaration of regular quarterly distributions and the listing of our common stock on the NYSE.

Although forward-looking statements are made based upon management’s present expectations and reasonable beliefs concerning future developments and their potential effect upon the Company, a number of factors could cause the Company’s actual results to differ materially from those set forth in the forward-looking statements. Such factors may include (1) uncertainties relating to the estimate of the Special

Distribution; (2) the Company’s ability to remain qualified as a REIT, particularly given the need to apply highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, and make various factual determinations concerning matters and circumstances not entirely within the Company’s control; (3) the risk that the REIT requirements could limit the Company’s financial flexibility; (4) the Company’s limited experience operating as a REIT; (5) the potential for satisfying the REIT requirements to divert management’s attention from traditional business concerns; (6) the Company’s ability to pay dividends consistent with the REIT requirements, and expectations as to timing and amounts of such dividends; (7) the ability of the Company’s Board of Directors to revoke the Company’s REIT status without shareholder approval; (8) the possibility that the anticipated benefits of the Company’s REIT status will not be realized, or will not be realized within the expected time period; (9) the Company’s exposure to U.S. federal and state income tax law changes, including changes to the REIT requirements; (10) general adverse economic and real estate conditions; (11) the ultimate geographic spread, severity and duration of pandemics such as the recent outbreak of novel coronavirus (“COVID-19”), actions that may be taken by governmental authorities to contain or address the impact of such pandemics, and the potential negative impacts of such pandemics on the global economy and the Company’s financial condition and results of operations; (12) the inability of major tenants to continue paying their rent or obligations due to bankruptcy, insolvency or a general downturn in their business; (13) the completion of 1031 exchange transactions; (14) the availability of investment properties that meet the Company’s investment goals and criteria; and (15) the uncertainties associated with obtaining required governmental permits and satisfying other closing conditions for planned acquisitions and sales. For additional information regarding factors that may cause the Company’s actual results to differ materially from those set forth in the Company’s forward-looking statements, we refer you to the information contained under the caption “Risk Factors” in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 and in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, each as filed with the Securities and Exchange Commission (the “SEC”).

There can be no assurance that future developments will be in accordance with management’s expectations or that the effect of future developments on the Company will be those anticipated by management. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. We undertake no obligation to update the information contained in this press release to reflect subsequently occurring events or circumstances.

Important Information and Where to Find It

In connection with the REIT conversion, the Company intends to undertake the Proposed Merger with NEWCO. In connection with the Proposed Merger, the Company will file a proxy statement (the “Proxy Statement”) with the SEC. The Proxy Statement will be contained in a registration statement on Form S-4 (the “Form S-4”) to be filed by NEWCO, and both companies will file other relevant documents concerning the Proposed Merger with the SEC. INVESTORS ARE URGED TO READ THE FORM S-4 AND PROXY STATEMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You will be able to obtain copies of these documents free of charge at the SEC’s website at www.sec.gov.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the Company’s shareholders in connection with the Proposed Merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in connection with the Proposed Merger will be included in the Form S-4 and the Proxy Statement when they become available. Information about the directors and executive officers of the Company and their ownership of the Company’s stock is set forth in the proxy statement for the Company’s 2020 Annual Meeting of Shareholders. Investors may obtain additional information regarding the interests of such participants by reading the Form S-4 and the Proxy Statement when they become available.

Investors should read the Form S-4 and the Proxy Statement carefully when they become available before making any voting or investment decisions.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.